Rule 253(g)(2)

File No. 024-11007

PART II Supplement, August 12, 2019, to the Offering Circular

Dated July 23, 2019

PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

v

MED-X, INC.

8236 Remmet Avenue

Canoga Park, California 91304

(818) 349-2870

www.MEDX-RX.com

$10,000,000

11,500,000 Shares of Common Stock at $0.80 per Share by the Company

1,000,000 Shares at $0.80 per Share by Selling Security Holders

Minimum Investment: 525 Shares ($420)

FORM 1-A: TIER 2

FOR SOPHISTICATED INVESTORS ONLY

Med-X, Inc. (the “Company,” “Med-X,” “we,” “us,” and “our”) is offering up to 11,500,000 shares of common stock, $0.001 par value per share, for $0.80 per share (the “Offering Price”), for gross proceeds to the Company of up to $9,200,000, before deduction of offering expenses, assuming all shares are sold. The Offering Price has been arbitrarily determined by the Company and is not based on book value, assets, earnings or any other recognizable standard of value. The Selling Security Holders (as such term is defined herein) are offering for sale a maximum of 1,000,000 shares of common stock at a fixed price of $0.80 per share for gross proceeds to them of up to $800,000. The Selling Security Holders will be entitled to keep all proceeds from the sale of their shares.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION, HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A FOR GENERAL INFORMATION ON INVESTING. WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

Title of each class of securities to be registered	Maximum Number of Shares to be offered	Proposed offering price per share	Proposed maximum aggregate offering proceeds	Commissions and Discounts(1)	Proceeds to Company or Seller(2)

Common Stock offered by the Company	11,500,000	$0.80	$9,200,000	(1)	$9,200,000
Common Stock offered by the Selling Security Holders	1,000,000	$0.80	$800,000	(1)	$800,000

This offering will terminate on August 11, 2020, unless terminated sooner by us in our sole discretion regardless of the amount of capital raised (the “Sales Termination Date”). There is no minimum capital required from this offering, and therefore an initial closing and release of funds from the subscription escrow account established for the offering may occur at any funding amount. Funds released from escrow will be deposited directly into the Company’s operating account for immediate use by it, with no obligation to refund subscriptions.

___________________

(1)

The Company will enter into a Selling Agreement with NMS Capital Advisors, LLC, (the “Selling Agent”), a registered broker-dealer licensed with the Financial Industry Regulatory Authority (“FINRA”), through which this offering of shares will be made. In consideration for its services, the Selling Agent will receive a selling commission equal to (a) eight percent (8%) of the gross proceeds from sales of shares made to its clients or through registered dealers introduced to the offering by the Selling Agent, or (b) two percent (2%) of the gross proceeds from sales of shares made to investors introduced to the Selling Agent by the Company, including but not limited to investors who come to the Company through its posting on the startengine.com crowdfunding website at www.startengine.com/med-x, or investors not otherwise introduced by or through the Selling Agent. The Company has also agreed to reimburse the Selling Agent for its pre-approved, reasonable out of pocket expenses, including reasonable attorney’s fees, in an amount not to exceed $50,000, $20,000 of which has already been advanced by the Company to the Selling Agent by payment of a $20,000 retainer fee. The Selling Agent will enter into a subscription escrow agreement with Prime Trust, LLC (the “Escrow Agent”) where all investor subscription funds from any source will be deposited pending an initial closing and subsequent closings during the offering. The frequency of closings will be determined by agreement of the Company and the Selling Agent, and transmitted to the Escrow Agent by written notice executed by both the Company and the Selling Agent. We also expect to enter into a Posting Agreement with StartEngine Crowdfunding, Inc. which will host the portal on which we will make this offering. In consideration for its services, we will pay StartEngine a flat fee of $50 per investor plus additional administrative fees for processing subscription agreements. We will also issue warrants to purchase our common stock to StartEngine and pay fees to the Escrow Agent. We will indemnify participating broker-dealers and others with respect to disclosures made in the Offering Circular.

(2)	The amounts shown are before deducting organization and offering costs to us, which include posting and administrative fees charged by StartEngine, our crowdfunding host, escrow fees, and legal, accounting, printing, due diligence, marketing, consulting, selling commissions, blue sky compliance, and other costs incurred in the offering of the shares. We estimate total offering costs to be approximately 9.1% of total offering proceeds, assuming that a two percent (2%) selling commission (rather than eight percent (8%)) applies to a significant portion of the gross proceeds of the offering. See “USE OF PROCEEDS” and “PLAN OF DISTRIBUTION.”

(3)	The shares are being offered pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings. The shares will only be issued to purchasers who satisfy the requirements set forth in Regulation A. We have the option in our sole discretion to accept less than the minimum investment from a limited number of subscribers. “TERMS OF THE OFFERING.”

ii

TERMS OF THE OFFERING

Securities Offered

We are offering shares of common stock for a purchase price of $0.80 per share with a minimum purchase requirement of 525 shares ($420). The maximum offering is $9,200,000 by us and $800,000 by the Selling Security Holders. We will have the unrestricted right to reject tendered subscriptions for any reason and to accept less than the minimum investment from a limited number of subscribers. In the event the shares available for sale are oversubscribed, they will be sold to those investors subscribing first, provided they satisfy the applicable investor suitability standards. See “INVESTOR SUITABILITY STANDARDS.” The order of sale of shares by the Company and the Selling Security Holders in this offering will be determined by agreement of the Company and the Selling Security Holders in their sole discretion.

The purchase price for the shares will be payable in full upon subscription. Subscription funds which are deposited into the subscription escrow account established for the offering with Prime Trust, LLC as the Escrow Agent, and which are thereafter accepted by us and the Selling Agent, will be deposited into our operating account in a series of closings for immediate use by us. We have no obligation to refund subscriptions for shares in this offering. We have no required minimum offering amount for this offering and therefore an initial closing may occur after the first accepted subscription agreement regardless of the amount of the investment, upon written agreement by the Selling Agent and us for the initial closing and each subsequent closing.

Subscription Period

The offering of shares will terminate on August 11, 2020, unless we terminate the offering sooner in our sole discretion regardless of the amount of capital raised (the “Sales Termination Date”). The Sales Termination Date may occur prior to August 11, 2020 if subscriptions for the maximum number of shares have been received and accepted by us before such date. Subscriptions for shares must be received and accepted by us on or before such date to qualify the subscriber for participation in Med-X.

Subscription Procedures

Completed and signed subscription documents and subscription checks should be sent to Prime Trust, LLC Escrow Account for Med-X, Inc. at the following address: 10890 S. Eastern Avenue, Suite 114, Henderson, Nevada 89052, unless the investment is made through our crowdfunding platform hosted by StartEngine Crowdfunding, Inc. at www.startengine.com, in which case the subscription procedures on the website for the offering should be utilized. In any event, subscription checks should be made payable to “Prime Trust, LLC Escrow Account for Med-X, Inc.” If a subscription is rejected, all funds will be returned to subscribers within one business day of such rejection without deduction or interest. Upon acceptance by us of a subscription, a confirmation of such acceptance will be sent to the subscriber.

In order to subscribe for shares on the Start Engine portal, investors should access the website at www.startengine.com/med-x, then click on the Invest Now button which will reveal an investment form to be completed by the investor. The form includes a request for payment type from the investor. The investor may pay for the shares by either ACH or wire transfer. In either case sufficient investor banking information is required to be provided on the investment form to enable payment to be facilitated. The investor should fill in the form with the information requested, and electronically sign it pursuant to which he agrees to all of the terms and conditions of the Subscription Agreement. By then pressing the Submit button, the investor completes the subscription and payment process.

-1-

Investor Suitability Standards

Shares will be sold only to a person if the aggregate purchase price paid by such person is no more than 10% of the greater of such person’s annual income or net worth, not including the value of his primary residence, as calculated under Rule 501 of Regulation D promulgated under Section 4(a)(2) of the Securities Act of 1933, as amended. See the Purchaser Qualification Questionnaire in the Subscription Documents in Exhibit A to this Offering Circular. In the case of sales to fiduciary accounts (Keogh Plans, Individual Retirement Accounts (IRAs) and Qualified Pension/Profit Sharing Plans or Trusts), the above suitability standards must be met by the fiduciary account, the beneficiary of the fiduciary account, or by the donor who directly or indirectly supplies the funds for the purchase of shares. Investor suitability standards in certain states may be higher than those described in this Offering Circular. These standards represent minimum suitability requirements for prospective investors, and the satisfaction of such standards does not necessarily mean that an investment in the Company is suitable for such persons.

Each investor must represent in writing that he/she meets the applicable requirements set forth above and in the Subscription Agreement, including, among other things, that (i) he/she is purchasing the shares for his/her own account and (ii) he/she has such knowledge and experience in financial and business matters that he/she is capable of evaluating without outside assistance the merits and risks of investing in the shares, or he/she and his/her purchaser representative together have such knowledge and experience that they are capable of evaluating the merits and risks of investing in the shares. Broker-dealers and other persons participating in the offering must make a reasonable inquiry in order to verify an investor’s suitability for an investment in us. Transferees of shares will be required to meet the above suitability standards.

Shares may not be offered, sold, transferred, or delivered, directly or indirectly, to any person who (i) is named on the list of “specially designated nationals” or “blocked persons” maintained by the U.S. Office of Foreign Assets Control (“OFAC”) at www.ustreas.gov/offices/enforcement/ofac/sdn or as otherwise published from time to time, (ii) an agency of the government of a Sanctioned Country, (iii) an organization controlled by a Sanctioned Country, or (iv) is a person residing in a Sanctioned Country, to the extent subject to a sanctions program administered by OFAC. A “Sanctioned Country” means a country subject to a sanctions program identified on the list maintained by OFAC and available at www.ustreas.gov/offices/enforcement/ofac/sdn or as otherwise published from time to time.

Shares may not be offered, sold, transferred, or delivered, directly or indirectly, to any person who (i) has more than fifteen percent (15%) of its assets in Sanctioned Countries or (ii) derives more than fifteen percent (15%) of its operating income from investments in, or transactions with, sanctioned persons or Sanctioned Countries.

Interim Investments

Company funds not needed on an immediate basis to fund our operations may be invested in government securities, money market accounts, deposits or certificates of deposit in commercial banks or savings and loan associations, bank repurchase agreements, funds backed by government securities, short-term commercial paper, or in other similar interim investments.

Transfer Agent and Registrar

V-Stock Transfer, Inc., 18 Lafayette Place, Woodmere, New York 11598, is the transfer agent and registrar for the shares.

-2-

PLAN OF DISTRIBUTION

We are offering, at an offering price of $0.80 per share (the “Offering Price”), 11,500,000 shares of our common stock (the “Offered Shares”) for up to $9,200,000. The Selling Stockholder’s are offering 1,000,000 of our common stock at the Offering Price for up to $800,000, which proceeds shall go directly to the Selling Stockholders. The Company and the Selling Security Holders have the right to agree on any order of sale of their respective shares in this offering, as subscriptions are received, as they determine in their discretion.

The minimum number of Offered Shares that a prospective investor may purchase is 525 shares for a subscription price of $420.00.

All of our shares of common stock are being offered on a “best efforts” basis under Regulation A+ of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings. The offering will terminate on the first to occur of (i) the date on which all 12,500,000 shares are sold, or (ii) August 11, 2020, unless terminated sooner by us in our sole discretion with respect to the Company’s shares offered hereby, or by the Selling Security Holders in their sole discretion with respect to shares offered by them in this offering, regardless of the amount of capital raised (in each case, the “Termination Date”). The Selling Agent (as defined below) will enter into a subscription escrow agreement with Prime Trust, LLC (the “Escrow Agent”) where all investor subscription funds from any source will be deposited pending an initial closing and subsequent closings during the offering. The frequency of closings will be determined by agreement of the Company and the Selling Agent, and transmitted to the Escrow Agent by written notice executed by both the Company and the Selling Agent.

Engagement Agreement

On April 29, 2019, the Company engaged NMS Capital Advisors LLC, a registered broker/dealer, as its managing selling agent (the “Selling Agent”), pursuant to the terms of an Engagement Agreement, as amended on July 11, 2019 (the “Amendment”, collectively, the “Engagement Agreement”). The Selling Agent may engage one or more sub-selling agents or selected dealers. Under the terms of its Engagement Agreement with the Company, neither the Selling Agent nor any sub-selling agent shall have any marketing or sales obligations other than to process indications of interest forwarded to the Selling Agent or sub-selling agents by the Company or its management. The Selling Agent is not purchasing any of the shares of common stock being offered by the Company or the Selling Security Holders in this offering, and is not required to sell any specific number or dollar amount of such shares in the offering.

Under the terms of its Engagement Agreement with NMS Capital Advisors, the Company has agreed to pay the Selling Agent a commission and fee equal to (1) an initial retainer equal to $20,000 (the “Retainer Fee”), (2) 30,000 shares of the common stock of Med-X, Inc. (the “Common Stock Fee”) issuable upon the first closing of this offering, and (3) a selling commission equal to (a) eight percent (8%) of the gross proceeds from sales of shares made to its clients or through registered dealers introduced to the offering by the Selling Agent, or (b) two percent (2%) of the gross proceeds from sales of shares made to investors introduced to the Selling Agent by the Company, including but not limited to investors who come to the Company through its posting on the startengine.com crowdfunding website at www.startengine.com/med-x, or otherwise are not introduced by the Selling Agent. In addition, the Company has granted the Selling Agent a Right of First Refusal, subject to the closing of this offering, to participate as the Company’s exclusive financial advisor in any subsequent equity financing under Regulation A+ of Section 3(b) of the Securities Act of 1933, as amended, that are commenced within twenty-four months of the execution of the Engagement Agreement.  The Company has also agreed to reimburse the Selling Agent for its reasonable pre-approved out of pocket expenses, including reasonable attorneys’ fees, in an amount not to exceed $50,000 (inclusive of the Retainer Fee).  Pursuant to FINRA Rule 5110(g)(1), the Common Stock Fee is subject to a lock-up of 180 days in accordance with the terms of the Lock-Up Letter, entered into by the Company and Selling Agent on July 11, 2019 (the “Lock-Up Letter”).

The Selling Agent and participating broker-dealers, if any, and others shall be indemnified by the Company with respect to the offering and the disclosures made by the Company in its Form 1-A and related Offering Circular.

This summary of the material provisions of the Engagement Agreement and Lock-Up Letter do not purport to be a complete statement of their terms and conditions. A copy of the Engagement Agreement has been filed with the Commission on Form 1-U on May 3, 2019.  A copy of the Amendment and Lock-Up Letter are filed herewith.

The Selling Agreement

Upon the first closing, the Company will enter into a Selling Agreement with the Selling Agent, through which this offering of shares will be made. In consideration for its services, the Selling Agent will receive (1) an initial retainer equal to $20,000 (the “Retainer Fee”), (2) 30,000 shares of the common stock of Med-X, Inc. (the “Common Stock Fee”) issuable upon the first closing of this offering, and (3) a selling commission equal to (a) eight percent (8%) of the gross proceeds from sales of shares made to its clients or through registered dealers introduced to the offering by the Selling Agent, or (b) two percent (2%) of the gross proceeds from sales of shares made to investors introduced to the Selling Agent by the Company, including but not limited to investors who come to the Company through its posting on the startengine.com crowdfunding website at www.startengine.com/med-x, or otherwise are not introduced by the Selling Agent. In addition, the Company has granted the Selling Agent a Right of First Refusal, subject to the closing of this offering, to participate as the Company s exclusive financial advisor in any subsequent equity financings under Regulation A+ of Section 3(b) of the Securities Act of 1933, as amended, that are commenced within twenty-four months of the execution of the Engagement Agreement. The Company has also agreed to reimburse the Selling Agent for its reasonable pre-approved out of pocket expenses, including reasonable attorneys fees, in an amount not to exceed $50,000 (inclusive of the Retainer Fee). Pursuant to FINRA Rule 5110(g)(1), the Common Stock Fee is subject to a lock-up of 180 days in accordance with the terms of the Lock-Up Letter, entered into by the Company and Selling Agent on August ____, 2019 (the “Lock-Up Letter”).

-3-

The Selling Agent will enter into a subscription escrow agreement with Prime Trust, LLC (the Escrow Agent ) where all investor subscription funds from any source will be deposited pending an initial closing and subsequent closings during the offering. The frequency of closings will be determined by agreement of the Company and the Selling Agent, and transmitted to the Escrow Agent by written notice executed by both the Company and the Selling Agent. We also expect to enter into a Posting Agreement with StartEngine Crowdfunding, Inc. which will host the portal on which we will make this offering. In consideration for its services, we will pay StartEngine a flat fee of $50 per investor plus additional administrative fees for processing subscription agreements, checking investors under the anti-money launching protocols and with the Escrow Agent.

This summary of the material provisions of the Selling Agent Agreement does not purport to be a complete statement of its terms and conditions. Copies of such form agreement have been or will be filed with the Offering Statement of which this Offering Circular is a part.

The Posting Agreement

The Company plans to enter into a new Posting Agreement with StartEngine Crowdfunding, Inc. (“StartEngine”), a portal website that hosts public securities offerings, including those that are exempt from registration under Regulation A+ promulgated under Section 3(b) of the Securities Act of 1933, as amended. In consideration for hosting the public offering covered by this Offering Circular, including posting our Offering Circular, Subscription Documents and related materials on www.StartEngine.com, StartEngine will receive the following compensation from the Company, payable from the subscription account as subscription funds are deposited into the Escrow Account with the Escrow Agent, and accepted by the Selling Agent and the Company.

1.	A cash payment of $50 per investor who is accepted as a shareholder of the Company;

2.	A number of five year warrants to purchase the Company’s common stock exercisable at $0.80 per share on a cash or cashless basis, equal to the product of 50 multiplied by the number of investors in this offering, with that number then divided by 0.3 (30%) of $0.80, the offering price, or 0.18. To illustrate, assuming we have 3,000 investors, the formula would be:

Number of warrants = (50 x 3,000) = 150,000 / 0.3 x 0.80 = 625,000 warrants. The warrants have standard adjustment provisions for stock splits, stock dividends, recapitalizations and similar transactions. Either party may terminate the agreement at any time upon 15 business days prior written notice to the other party, provided, that the Company is not permitted to re-post on a website that competes with Start Engine for a period of 30 days after termination if the Company terminates this offering early without cause and Start Engine is not then in breach of this agreement.

StartEngine has the right under the new Posting Agreement to terminate it upon prior written notice to Med-X, Inc. if StartEngine becomes a registered broker-dealer and member of FINRA, in which case it could propose a new selling agreement calling for the payment of selling commissions to replace this Posting Agreement. In such event and in light of the fact that we already have a selling agreement with a Selling Agent, Med-X, Inc. would have to move off the StartEngine platform and resume the offer on its own website constructed for that purpose, or find another platform to replace StartEngine. There is no assurance that we could resume this offering under such circumstances in a timely cost effective manner, or at all.

This summary of the material provisions of the Posting Agreement does not purport to be a complete statement of its terms and conditions. Copies of such form agreement have been filed with this Offering Circular.

Upon qualification of the Offering Circular, we expect to immediately commence the offer and sale of the Offered Shares.

This summary of the material provisions of the Engagement Agreement, the Amendment, the Lock-Up Letter, the Amendment, the Lock-Up Letter, the Selling Agent Agreement and Posting Agreement does not purport to be a complete statement of their terms and conditions. Copies of such agreements have been or will be filed with the Offering Statement of which this Offering Circular is a part.

-4-